EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES

COMBINED WITH 50% OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
	2011	2010	2009	2008	2007
	(Dollars in Millions)
Net Income (loss) attributable to Tenneco Inc.	$157	$39	$(73)	$(415)	$(5)
Add:
Interest expense	108	149	133	113	164
Portion of rentals representative of the interest factor	17	15	14	15	12
Income tax expense and other taxes on income	88	69	13	289	83
Noncontrolling interests	26	24	19	10	10
Amortization of interest capitalized	4	4	4	3	3
Undistributed (earnings) losses of affiliated companies in which less than a 50% voting interest is owned	—	—	2	(2)	(1)

Earnings as defined	$400	$300	$112	$13	$266

Interest expense	$108	$149	$133	$113	$164
Interest capitalized	4	4	4	6	6
Portion of rentals representative of the interest factor	17	15	14	15	12

Fixed charges as defined	$129	$168	$151	$134	$182

Ratio of earnings to fixed charges	3.10	1.79	—	—	1.46

NOTE:	Earnings were inadequate to cover fixed charges by $39 million for the year ended December 31, 2009 and by $121 million for the year ended December 31, 2008.